Exhibit 12.1

LANDRY’S RESTAURANTS, INC

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2010	2009
Income from continuing operations, before taxes	$2,075,693	$34,939,672
Fixed charges, as adjusted	103,784,094	96,632,404

	$105,859,787	$131,572,076

Fixed charges:
Interest expense including amortization of debt costs	$88,790,514	$82,696,295
Capitalized interest	335,719	6,240,438
Interest factor on rent ( 1/3 rent expense)	14,993,580	13,936,109

Total fixed charges	104,119,813	102,872,842
Less capitalized interest	(335,719)	(6,240,438)

Fixed charges, as adjusted	$103,784,094	$96,632,404

Ratio of earnings to fixed charges	1.0	1.3